Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2006	2005	2004	2003	2002
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$1,717	$3,372	$3,176	$2,505	$2,547
Taxes on earnings from continuing operations	559	1,248	950	882	774
Amortization of capitalized interest, net of capitalized interest	(28)	(16)	5	11	8
Minority interest	8	9	11	11	18
EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$2,256	$4,613	$4,142	$3,409	$3,347
FIXED CHARGES Interest on long-term and short-term debt	416	241	200	188	239
Capitalized interest cost	43	29	9	5	8
Rental expense representative of an interest factor	66	64	59	59	56
TOTAL FIXED CHARGES	525	334	268	252	303
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$2,781	$4,947	$4,410	$3,661	$3,650
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	5.3	14.8	16.5	14.5	12.0

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.